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Issuer Free Writing Prospectus dated February 10, 2010
Supplementing the Preliminary Prospectus dated February 8, 2010
Filed pursuant to Rule 433
Registration No. 333-162590

GENERAC HOLDINGS INC.

        This free writing prospectus of Generac Holdings Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus, dated February 8, 2010 (the "Preliminary Prospectus"), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-162590) of Generac Holdings Inc., as filed with the Securities and Exchange Commission on February 8, 2010 (as so amended, the "Registration Statement"), including the section entitled "Risk factors," before deciding to invest in the securities described below.

Proposed Terms of Initial Public Offering

Common stock offered by Generac Holdings Inc.	18,750,000 shares
Option to purchase additional shares

The underwriters have an option to purchase a maximum of 2,812,500 additional shares of our common stock. The underwriters can exercise this option at any time within 30 days from the date of the final prospectus.

Common stock to be outstanding after this offering	65,578,790 shares (or 68,391,290 if the underwriters exercise in full their option to purchase additional shares).
Common stock ownership

After this offering, our principal stockholders, (1) affiliates of CCMP Capital Advisors, LLC will collectively beneficially own approximately 60.9% of the outstanding shares of our common stock, or approximately 58.4% if the underwriters' option to purchase additional shares is exercised in full, and (2) affiliates of Unitas Capital Ltd. will collectively beneficially own approximately 4.5% of the outstanding shares of our common stock, or 4.3% if the underwriters' option to purchase additional shares is exercised in full. Our executive officers, directors and principal stockholders, including affiliates of CCMP Capital Advisors, LLC and affiliates of Unitas Capital Ltd., will beneficially own, in the aggregate, approximately 68.7% of our outstanding common stock, or approximately 65.9% if the underwriters' option to purchase additional shares is exercised in full.

Initial public offering price	$13.00 per share
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $224.1 million, after deducting underwriting discounts and commissions and other estimated expenses. We intend to use approximately $224.1 million of the proceeds to pay down our second lien term loan in full and to repay a portion of our first lien term loan and approximately $19.7 million of the gross proceeds to pay fees and expenses associated with the offering.

Capitalization

As a result of the decrease in the initial public offering price and other revised offering terms, as described herein, the "Capitalization" section on page 37 of the Preliminary Prospectus has been revised as set forth below.

Dilution

As a result of the decrease in the initial public offering price and other revised offering terms, as described herein, the "Dilution" section on page 39 of the Preliminary Prospectus has been revised as set forth below.

Pro forma and pro forma as adjusted earnings (loss) per common share

Based on the initial public offering price of $13.00 per share and other revised offering terms, as described herein, the pro forma earnings (loss) per common share would have been $(19.82) for the year ended December 31, 2008 and $0.74 for the nine months ended September 30, 2009; and the pro forma as adjusted earnings (loss) per common share would have been $(11.34) for the year ended December 31, 2008 and $0.66 for the nine months ended September 30, 2009. The pro forma as adjusted earnings (loss) per common share represents earnings (loss) per common share after giving effect to the Corporate Reorganization as described in the Prospectus, as further adjusted to give effect to the initial public offering and the use of proceeds as described in the Prospectus.

Equity incentive plan and option grants

As a result of the revised offering terms, a total of 6,637,835 shares of our common stock will be reserved for sale under the equity incentive plan, or the Omnibus Plan, which will become effective prior to the consummation of this offering. In connection with this offering and under the Omnibus Plan, we intend to grant Aaron Jagdfeld, York Ragen, Dawn Tabat, Clement Feng and Roger Schaus, Jr. options to purchase 1,128,791, 260,490, 260,490, 130,245 and 173,660 shares of our common stock, respectively, at an exercise price equal to the initial public offering price.

 Capitalization

        The following table sets forth our capitalization as of September 30, 2009:

  •
  on an actual basis reflecting the capitalization of Generac; and

  •
  on a pro forma as adjusted basis to give effect to (1) the Corporate Reorganization and (2) the sale of 18,750,000 shares of our common stock in this offering by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of proceeds."

        As of September 30, 2009, we had cash and cash equivalents of $134.1 million. We intend to use a substantial portion of our cash to further pay down debt under our first lien term loan. However, this table does not reflect any adjustment for such use of cash.

        This table should be read in conjunction with "Use of proceeds," "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro forma as adjusted
	(In thousands, except share data)
Debt:
Current portion of long-term debt	$7,125	$—
Long-term debt, less current portion	1,084,414	867,473

Total debt	1,091,539	867,473

Series A Convertible Non-voting Preferred Stock, $0.01 par value, 20,000 shares authorized and 9,234 shares outstanding(1)	113,109	—
Class B Convertible Voting Common Stock, $0.01 par value, 110,000 shares authorized and 79,114 shares outstanding(1)	765,096	—
Stockholders' equity:
Class A Nonvoting Common Stock, $0.01 par value, 31,200 shares authorized and 5,717 shares outstanding	0	—
Preferred stock, $0.01 par value, 50,000,000 shares authorized and no shares issued and outstanding(2)	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized and 65,578,790 shares issued and outstanding(2)	—	656
Additional paid-in capital	2,384	1,103,999
Excess purchase price over predecessor basis	(202,116)	(202,116)
Accumulated deficit	(550,519)	(550,519)
Accumulated other comprehensive loss	(10,483)	(10,483)
Stockholder notes receivable	(158)	(158)

Total stockholders' equity (deficit)	(760,892)	341,379

Total capitalization	$1,208,852	$1,208,852

(1)
See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the features and accounting treatment of our Series A Preferred Stock and our Class B Voting Common Stock.

(2)
Reflects the preferred stock and common stock to be outstanding following the Corporate Reorganization and upon completion of this offering.

 Dilution

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock upon the completion of this offering.

        As of September 30, 2009, our net tangible book value was approximately negative $801.3 million, and our net tangible book value per share, on a pro forma basis after giving effect to the Corporate Reorganization but before giving effect to this offering, would be $(17.28) per share. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total pro forma number of shares of common stock outstanding as of September 30, 2009, assuming the Corporate Reorganization had been completed as of that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

        After giving effect to (1) the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization, (2) the sale of our common stock at the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (3) the application of the net proceeds from this offering as described in "Use of proceeds" and (4) the issuance of shares of restricted stock and other stock awards we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $(577.2) million, or $(8.80) per share. For more information on the number of common shares to be issued as a result of the Corporate Reorganization, see "Management's discussion and analysis of financial condition and results of operations—Corporate reorganization."

        This represents an immediate increase in pro forma net tangible book value of $8.48 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $(21.80) per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

        The following table illustrates the dilution to new investors on a per share basis:

Initial public offering price per share		$13.00
Net tangible book value per share as of September 30, 2009	(140,155)
Increase in net tangible book value per share attributable to the Corporate Reorganization	140,137
Pro forma net tangible book value per share as of September 30, 2009(1)		(17.28)
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering		8.42
Increase in pro forma net tangible book value per share attributable to the issuance of restricted stock		0.06
Pro forma as adjusted net tangible book value per share after this offering(2)		(8.80)
Dilution per share to new investors		(21.80)

(1)
Represents the net tangible book value per share after giving effect to the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization.

(2)
Represents the net tangible book value per share after giving effect to the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization, the sale of our common stock in this offering, the application of the net proceeds of this offering and the issuance of shares of restricted stock and other stock awards we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering.

        The following table summarizes, as of September 30, 2009, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table deducts underwriting discounts and commissions and estimated offering expenses payable by us:

			Total consideration
	Shares purchased
			Amount (millions)		Average price per share
	Number	Percent		Percent
Existing stockholders(1)	46,372,541	71.2%	$880	78.3%	$18.99
New investors	18,750,000	28.8%	244	21.7	13.00

Total	65,122,541	100.0%	$1,124	100.0%	$17.26

(1)
The number of shares does not include 456,249 shares of restricted stock and other stock awards we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

        To review the Preliminary Prospectus, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company's filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1474735/000104746910000579/a2195620zs-1a.htm

  OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001474735.

        GENERAC HOLDINGS INC. ("GENERAC") HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS GENERAC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, GENERAC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THIS OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING C/O BROADRIDGE FINANCIAL SOLUTIONS TOLL FREE AT (866) 430-0686; BY CALLING GOLDMAN, SACHS & CO. TOLL FREE AT (866) 471-2526 OR EMAILING PROSPECTUS-NYCNY.EMAIL.GS.COM; BY CALLING BofA MERRILL LYNCH TOLL FREE AT (866) 500-5408; OR BY CALLING ROBERT W. BAIRD & CO. INCORPORATED TOLL FREE AT (800) 792-2473.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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  Issuer Free Writing Prospectus dated February 10, 2010 Supplementing the Preliminary Prospectus dated February 8, 2010 Filed pursuant to Rule 433 Registration No. 333-162590
GENERAC HOLDINGS INC.
Capitalization
Dilution